EXHIBIT 77D

                POLICIES WITH RESPECT TO SECURITIES INVESTMENTS

On June 25, 2002, the Board of Directors/Trustees approved a revision to the asset class and benchmark indices for the ING Generation Portfolios, Inc.

The following asset classes and their corresponding benchmark index were deleted: Large Cap Stocks, Small-/Mid-Cap Stocks, Real Estate Stocks, U.S. Dollar Bonds and International Bonds. The following were added to the chart:

ASSET CLASS    BENCHMARK INDEX
-----------    ---------------
Domestic       Stocks The Russell 3000 Index measures the performance of the
               3,000 largest U.S. companies based on total market capitalization, which represents approximately 98% of the investable U.S. equity market.

U.S. Dollar Bonds The Lehman Brothers Aggregate Bond Index is a widely recognized, unmanaged index of publicly issued fixed rate U.S. Government, investment grade, mortgage-backed and corporate debt securities.